SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C.  20549

                                              Schedule 13D

                                Under the Securities Exchange Act of 1934
                                          (Amendment No. ____)*



          X                                   WLR FOODS, INC.
                                            (Name of Issuer)


                                              COMMON STOCK
         X                                    NO PAR VALUE
                                     (Title of Class of Securities)


       X                                929286 10 2
                                      (CUSIP Number)


                              Cuddy International Corporation
                                    465 Richmond Street
                                         Suite 600
                                      London, Ontario
                                      N6A 5PA Canada
                                   Attn:  Brian A. Cram
       X                         Tel No.:  (519) 679-3971
                       (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


       X                                   July 27, 1994
                           (Date of Event which Requires Filing
                                    of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1 (b)(3) or
(4), check the following box. X

Check the following box if a fee is being paid with the statement.
X
CUSIP No. 929286 10 2                   13D     Page  2  of   16 Pages

1 NAME OF REPORTING   CUDDY FARMS, INC.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)X

(b)X

3 SEC USE ONLY

4 SOURCE OF FUNDS*
 OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)  X

6 CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7 SOLE VOTING POWER
  0

8 SHARED VOTING POWER
  6 shares

9 SOLE DISPOSITIVE POWER
  0

10 SHARED DISPOSITIVE POWER
 6 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES*   X

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1%

14 TYPE OF REPORTING PERSON*
    CO


                         * SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 929286 10 2                   13D     Page   3   of   16  Pages

1 NAME OF REPORTING PERSON   CUDDY INTERNATIONAL CORPORATION
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)X
(b)X

3 SEC USE ONLY

4 SOURCE OF FUNDS*
   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)  X

6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Ontario

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7SOLE VOTING POWER
  0
8 SHARED VOTING POWER
  7 shares

9 SOLE DISPOSITIVE POWER
   0

10 SHARED DISPOSITIVE POWER
   7 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON
7 shares
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES*  X

13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11)
    less than 1%
14 TYPE OF REPORTING PERSON*
     CO


                                 * SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 929286 10 2                   13D     Page   4   of   16  Pages
1 NAME OF REPORTING PERSON   A.M. CUDDY
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X
(b) X

3 SEC USE ONLY

4 SOURCE OF FUNDS*
  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)  X

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canadian

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7 SOLE VOTING POWER
   0

8 SHARED VOTING POWER
  7 shares

9 SOLE DISPOSITIVE POWER
   0

10 SHARED DISPOSITIVE POWER
   7 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON
    7 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES*  X

13 PERCENT OF CLASS REPRESENTED BY AMOUNT
 IN ROW (11)
less than 1%

14 TYPE OF REPORTING PERSON*
   IN

                               * SEE INSTRUCTIONS BEFORE FILLING
OUT!
Item 1.         Security and Company.

        The class of equity securities to which this statement relates is the shares (the "Shares") of Common Stock, no par value, of WLR Foods, Inc., a Virginia corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 7000, Broadway, Virginia 22815.


Item 2.         Identity and Background.

        This statement is being filed jointly by Cuddy Farms, Inc., a North Carolina corporation ("Cuddy"), Cuddy International Corporation, an Ontario corporation ("Cuddy International"), and
Dr. A. M. Cuddy, a Canadian citizen ("A.M. Cuddy"). Cuddy, Cuddy International and A. M. Cuddy are referred to herein collectively as the "Reporting Persons." The Reporting Persons are filing this statement jointly as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit A.

        The principal business of Cuddy is turkey production and processing. The principal business address of Cuddy is P.O. Box 247, Marshville, North Carolina 28103-0247. The principal business of Cuddy International is to act as a holding company.
The principal occupation of A.M. Cuddy is Chairman of Cuddy International. The address of the principal business and the principal office of A.M. Cuddy and Cuddy International is 465 Richmond Street, Suite 600, London, Ontario N6A 5P4 Canada. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of Cuddy and Cuddy International is set forth on Schedule I.

        Cuddy is controlled by A.M. Cuddy by virtue of (i) his control of Cuddy Group Limited, an Ontario corporation ("Limited"), which is the sole stockholder of Cuddy International, which in turn is the holder of voting stock of Cuddy, (ii) his position as sole trustee of the 1979 Cuddy Trust which owns 100% of A.M.C. Family Holdings, an Ontario corporation ("Holdings"), which in turn is the holder of voting stock of Cuddy, and (iii) his direct ownership of voting stock of Cuddy. A.M. Cuddy directly and indirectly controls approximately 49.4% of the voting stock of Cuddy, which is the largest single block of voting stock of Cuddy. The principal business of Limited and of Holdings is to act as a holding company. The address of the principal business and the principal office of Limited and Holdings is 465 Richmond Street, Suite 600, London, Ontario N6A 5P4 Canada.

        During the last five years, none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.         Source and Amount of Funds or Other Consideration.

        Pursuant to the Asset Purchase Agreement described in Item 4, Cuddy has agreed, among other things, to sell to the Company substantially all the assets of Cuddy's turkey processing division for $73.3 million, $42.5 million of which is payable in cash and the balance to be issued in Shares.


Item 4.         Purpose of Transaction.

        On July 27, 1994, the Company entered into an Asset Purchase Agreement ("Asset Purchase Agreement"), of same date, with Cuddy, Cuddy International and Wampler-Longacre, Inc., the Company's wholly-owned subsidiary ("Wampler-Longacre"). The closing (the "Closing") of the transactions contemplated by the Asset Purchase Agreement is to be within three (3) business days after Hart-Scott-Rodino clearance is obtained.

        Pursuant to the terms of the Asset Purchase Agreement, the Company and Wampler-Longacre will acquire substantially all of the assets of Cuddy's turkey processing division, including, without limitation, its processing facility, further processing facility, feed mill, three turkey grow-out farms, a leasehold interest in a second further processing facility, a partnership interest in a cold storage and distribution facility and all working capital, machinery, fixtures, equipment and other tangible personal property for, and inventory in, such facilities (the "Assets").

        The purchase price for the Assets is $73.3 million, subject to adjustment, $42.5 million of which is payable in cash and the balance to be issued in Shares. The number of Shares issued will be based on a ten-day, pre-closing weighted average stock market value, subject to a floor of $24 per Share and a ceiling of $28 per Share. The Agreement provides for certain post-closing adjustments which are not expected to be material.

        The Shares issued in this transaction will not be registered under the Securities Act of 1933, as amended, and will be subject to a Voting Trust Agreement by and among the Company, Cuddy and an independent corporate trustee. The Voting Trust Agreement will terminate upon the earlier of (a) the fourth anniversary of the Closing date; (b) the date on which a business acquisition by the Company occurs in which in excess of five percent (5%) of its then outstanding Shares is issued without voting and transfer restrictions similar to the Voting Trust Agreement and Cuddy's stock ownership in the Company after such acquisition is less than five percent (5%) of the total outstanding Shares; or (c) the date on which a "Change of Control" in the Company occurs. For purposes of the Voting Trust Agreement, a Change of Control means the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange
Act) of more than 30 percent (30%) of either the then outstanding Shares or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. During the term of the Voting Trust Agreement, the trustee will vote in accordance with the recommendation of the Company's Board of Directors, as it exists at the time of the vote of the Company's shareholders, or if there is no recommendation, as directed by the registered holder of the voting trust certificate representing the Shares held by the trustee. Unless otherwise agreed to in writing by the Company, the voting trust certificates are not transferable except that (a) the holder thereof may pledge, mortgage or otherwise encumber the certificates and (b) the holder thereof may transfer the certificates to Cuddy International or a wholly-owned subsidiary of Cuddy International. Any transferee shall also be subject to the Voting Trust Agreement. After termination of the Voting Trust Agreement, Cuddy will have certain demand and incidental registration rights.

        Upon the closing of the transaction contemplated by the Asset Purchase Agreement, Cuddy, Cuddy International, A.M.C. Family Holdings, Ltd. and A.M. Cuddy (the "Cuddy Group") will enter into a Non-Competition and Name Use Agreement by which the Cuddy Group will covenant not to compete with Wampler-Longacre in the business of poultry production for processing, further processing or marketing of processed poultry products (exclusive of production of eggs and poults) (the "Protected Business") in the geographical area in the continental United States in which Wampler-Longacre or its affiliates currently conduct business. Sales to certain existing customers of the Cuddy Group are excluded. The Company will pay Cuddy $500,000 in cash at Closing in consideration of this Agreement. Pursuant to the Non-Competition and Name Use Agreement, Cuddy will also grant Wampler-Longacre a five (5)-year exclusive right and license to the "Cuddy" name within the continental United States for the Protected Business. The Non-Competition and Name
Use Agreement contains "standstill" provisions by which the Cuddy Group agrees, for so long as the Voting Trust Agreement is not terminated, not to: solicit proxies or participate in an election contest relating to election of the directors; act together with others to acquire, hold or vote Shares; purchase or otherwise acquire Shares; or act alone or together with any person to acquire, or propose a business combination with, the Company.

        The Asset Purchase Agreement also requires Cuddy and Wampler-Longacre, before Closing, to enter into certain administrative, supply and processing agreements.

        The Asset Purchase Agreement provides that a Cuddy representative will be appointed to the Company's Board of Directors who shall serve until the next annual meeting of shareholders and shall be recommended by the Company's Board of Directors for election at such meeting. The Closing is subject to customary "due diligence" conditions and contains mutual indemnifications except that Cuddy and Cuddy International (the "Cuddy Corporations") shall not be required to indemnify the Company and Wampler-Longacre (collectively, "Wampler") for losses not in excess of $250,000. The Voting Trust further requires WLR Foods to indemnify Cuddy and the trustee for losses, including legal fees and expenses, in connection therewith.

        The parties to the Agreement also signed separate indemnification agreements, mutually agreeing to certain indemnifications. On the part of the Cuddy Corporations, indemnification of Wampler and their respective officers, directors, employees, shareholders, partners, agents, legal counsel and accountants is required in connection with certain possible litigation relating to stockholder and employee complaints. On the part of the Company, indemnification of the Cuddy Corporations and their respective officers, directors, employees, shareholders, partners, agents, legal counsel and accountants is required in connection with pending or possible litigation relating to the efforts of Tyson Foods, Inc., or any other bidder which commences its bid on or prior to June 30, 1995, to gain control of the Company. Both agreements terminate upon final termination of all actions, suits, proceedings or investigations relating to the respective litigations. The indemnification agreements also provide that the parties release each other with respect to all matters except those arising out of, based upon or in connection with, a breach of the Asset Purchase Agreement (or any other agreement entered into in connection therewith).

        Except as set forth above, as of the date hereof the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.


Item 5.         Interest in Securities of the Company.

        (a) The Reporting Persons currently beneficially own the following numbers of Shares: Cuddy - 1 Share; Cuddy International
- - 7 Shares; and A.M. Cuddy - 7 Shares. Each of the Reporting Persons shares the power to vote and to dispose of the Shares beneficially owned by him or it. Upon closing of the transactions contemplated in the Asset Purchase Agreement, the Reporting
Persons, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own from 1,100,007 to 1,283,340 Shares, representing approximately 9.0% to 10.5% of the Shares of the Company outstanding at such time. Following the closing of the transactions contemplated by the Asset Purchase Agreement, the number of Shares beneficially owned by the Reporting Persons will be increased or decreased pursuant to certain post-closing adjustments.

                Except as set forth in this Item 5(a), neither the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any persons listed on
Schedule I hereto beneficially owns any Shares.

        (b) Except as set forth in Item 5(a), none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, currently has sole or shared power to vote and to dispose of any Shares.

        (c) There have been no acquisitions of Shares by the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any persons listed in
Schedule I hereto since June 8, 1994.

        (d)     Inapplicable.
        (e)     Inapplicable.


Item 6.         Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Company.

        Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, Limited, Holdings or, to the best of the knowledge of any of the Reporting Persons, any persons listed on Schedule I hereto and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.         Material to Be Filed as Exhibits.

        Exhibit A:              Joint Filing Agreement, dated August 8, 1994,
                                by and among Cuddy Foods, Inc., Cuddy
                                International Corporation and A.M. Cuddy.

        Exhibit B:              Asset Purchase Agreement, dated July 27, 1994,
                                by and among Cuddy Farms, Inc., Cuddy
                                International Corporation, WLR Foods, Inc. and
                                Wampler-Longacre, Inc. (including the form of the Non-Competition and Name Use Agreement and the form of the Voting Trust Agreement).

        Exhibit C:              Indemnification Agreement and Release, dated
                                July 27, 1994, by and between WLR Foods, Inc.
                                and Cuddy Farms, Inc.

        Exhibit D:              Indemnification Agreement and Release, dated
                                July 27, 1994, by and among Cuddy Farms, Inc.,
                                Cuddy International Corporation and WLR Foods,
                                Inc.

        Exhibit E:              Form of Registration Rights Agreement

                                               SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 9, 1994


        CUDDY FARMS, INC.



By:  /s/ A.M. Cuddy

        A.M. Cuddy, Chairman

        CUDDY INTERNATIONAL CORPORATION


        By:      /s/ A.M. Cuddy
                A.M. Cuddy, Chairman


        A.M. CUDDY


         /s/ A.M. Cuddy
        A.M. Cuddy
SCHEDULE I


      DIRECTORS AND EXECUTIVE OFFICERS OF CUDDY FARMS, INC.

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cuddy Farms, Inc. ("Cuddy") are set forth below.
Unless otherwise indicated below, the director's or officer's business address is P.O. Box 247, Marshville, North Carolina 28103-0247. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cuddy. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.


Name and Business Address        Present Principal Occupation
Directors
Dr. A.M. Cuddy (Canadian citizen)
Cuddy International Corporation
465 Richmond St., Suite 600
London, Ontario
CANADA  N6A 5P4

      Chairman of Cuddy International Corporation
Brian A. Cuddy (Canadian citizen)
    Cuddy International Corporation
465 Richmond St., Suite 600
London, Ontario
CANADA  N6A 5P4
  President of Intercontinental Operations, a division of Cuddy
International Corporation
Robert A. Cuddy (Canadian citizen)
Cuddy Food Products
1226 Trafalgar Street
London, Ontario
CANADA  N5Z 1H5



 President of Cuddy Food Products




Vaughn L. Correll
Executive Vice President, Secretary -
Treasurer

Executive Officers (Who Are Not Directors)
Charles D. Blackshear
  Senior Vice President - Foods
Ben Lybrand
 Senior Vice President - Farms
Kenneth K. Krueger
  Senior Vice President - Research

 DIRECTORS AND EXECUTIVE OFFICERS OF CUDDY INTERNATIONAL

CORPORATION

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cuddy International Corporation ("Cuddy International") are set forth below. Unless otherwise indicated below, the director's or officer's business address is 465 Richmond Street, Suite 600, London, Ontario N6A 5PA Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cuddy International. All of the persons listed below are citizens of Canada.


Name and Business Address                       Present Principal Occupation
Directors
Dr. A.M. Cuddy
Cuddy International Corporation
Chairman
Peter A.W. Green
Cuddy International Corporation
 President and Chief Executive
Officer
Dr. William E. Coyne
3M Building 220-14E-11
2501 Hudson Road
St. Paul, Minnesota  55144
        Vice President, Research and Development of 3M Company
(Diversified manufacturer)
Douglas S. Cuddy
Cuddy Transportation
3003 Page Street
London, Ontario
CANADA  N5V 4J1                 Vice President, Transportation
John F. Robinson
Retired
28 Linksgate Road
London, Ontario
CANADA  N6G 2A7                 President of Xylan Inc. (Management consultant)
Mitchell A. Baran
Trudell Medical
926 Leathorne Gate
London, Ontario
CANADA  N5Z 3M5
        Chairman and Chief Executive Officer of Trudell Medical Group
Brian A. Cuddy
Cuddy International Corporation
 President of Intercontinental
Operations, a division of Cuddy International Corporation
Robert A. Cuddy
Cuddy Food Products
1226 Trafalgar Street
London, Ontario
CANADA  N5Z 1H5
        President of Cuddy Food Products
Executive Officers (Who Are Not Directors)
Robert B. Clark
 Senior Vice President, Chief Financial Officer and Secretary

Brian A. Cram
 Vice President, Corporate Development and Marketing

Kathy Houde
 Vice President, Human Resources

   DIRECTORS AND EXECUTIVE OFFICERS OF CUDDY GROUP LIMITED

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cuddy Group Limited ("Cuddy Limited") are set forth below. Unless otherwise indicated below, the director's or officer's business address is 465 Richmond Street, Suite 600, London, Ontario N6A 5PA Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cuddy Limited. All of the persons listed below are citizens of Canada.

Name and Business Address
Present Principal Occupation
Directors
Dr. A.M. Cuddy

President and Secretary;
Chairman of Cuddy
International Corporation
Executive Officers (Who Are
Not Directors)
None

     DIRECTORS AND EXECUTIVE OFFICERS OF AMC FAMILY HOLDINGS LIMITED

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AMC Family Holdings Limited ("Holdings") are set forth below. Unless otherwise indicated below, the director's or officer's business address is 465 Richmond Street, Suite 600, London, Ontario N6A 5PA Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Holdings. All of the persons listed below are citizens of Canada.



Name and Business Address               Present Principal Occupation
Directors
Dr. A.M. Cuddy        President and Secretary; Chairman of Cuddy
International Corporation
Executive Officers (Who Are Not Directors)
None

Exhibit A


                                         Joint Filing Agreement


Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto, may be filed on behalf of each such person.


Date:  August 8, 1994


        CUDDY FARMS, INC.



        By:   /s/ A.M. Cuddy
        A.M. Cuddy, Chairman

        CUDDY INTERNATIONAL CORPORATION


        By:   /s/ A.M. Cuddy
        A.M. Cuddy, Chairman


        A.M. CUDDY


         /s/ A.M. Cuddy
        A.M. Cuddy